Mail Stop 4561

July 16, 2009

Nandini Mallya
Vice President and Treasurer
Lincoln Park Bancorp
31 Boonton Turnpike
Lincoln Park, NJ 07035

> **Re:** **Lincoln Park Bancorp**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008**
> **File No. 000-51078**

Dear Ms. Mallya:

We have completed our review of your Form 10-K for Fiscal Year Ended December 31, 2007 and your Form 10-Q for Fiscal Period Ended September 30, 2008 and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Branch Chief